March 10, 2005



By U.S. Mail and Facsimile [(416) 368-2221]

Dr. Nataliya Hearn
President and Chief Executive Officer
Element 21 Golf Company
264 Queens Quay W. #303
Toronto, Ontario, Canada M5J 2L4


Re:	Element 21 Golf Company
	Form 10-KSB for the year ended June 30, 2004
	File No. 0-15260

Dear Dr. Hearn:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended June 30, 2004

Item 6. Management`s Discussion and Analysis
Plan of Operations, page 18

1. We note that you currently have no revenue sources and that the independent auditor`s report contains a modification concerning your ability to continue as a going concern. Accordingly, please expand your disclosure to discuss your specific plans for obtaining additional funds, as well as the consequences should you be unable to raise sufficient funds to pursue your business plan as outlined. Include a discussion of how long you can continue to satisfy your cash requirements before additional funding will be necessary.
See
Item 303 (a)(1)(i) of Regulation S-B. As appropriate, please make a similar revision to the information provided in the "Liquidity and Capital Resources" section and expand the disclosure in the footnotes to your financial statements.

Fiscal 2004 Compared to Fiscal 2003, page 19
2. Please provide further explanation as to the cause of the increase in consulting and other professional fees in fiscal year 2004 over the amount for fiscal 2003.
3. It is unclear how the Element 21 Acquisition could result in $210,017 of other income. Generally, the consummation of an acquisition is not an income-producing event. Please explain supplementally and revise your disclosure, as appropriate.

Item 7.  Financial Statements

Note 1(a) - Reporting Entity, page F-8
4. We note that your acquisition of Technologies, a development stage company formed to design, develop and market scandium alloy golf clubs, was accounted for as a reverse acquisition. As a result, since Technologies was the accounting acquirer in this merger transaction, your historical financial statements should be those of
Technologies. These historical financial statements should reflect the operations of Technologies prior to September 17, 2002, and the historical stockholders` equity of Technologies should be retroactively restated to reflect the equivalent number of shares received in the merger transaction.
5. As discussed in the previous comment, your historical financial statements should reflect the operations of Technologies prior to September 17, 2002. Since Technologies was a development stage company at the time of the merger transaction, it appears that your development stage disclosures should extend back to the inception of
Technologies, not just until September 17, 2002. See paragraph 11 of
SFAS 7.

Note 3 - Equity, page F-14
6. Please revise your disclosure to show the options outstanding by range of exercise price in accordance with paragraph 48 of SFAS
123.


Note 4 - Income Taxes, page F-15
7. We note your disclosure that you have not filed federal or state tax returns for any of the tax years subsequent to December 31, 1993.
Supplementally, please tell us if you were required to file tax returns for any or all of those years and, if so, the potential consequences for not having complied with the filing requirements.

Note 6 - Subsequent Events, page F-16
8. Your disclosure states that you intend to spin off your interest in Holdings and ACT by way of a share exchange agreement.
Generally,
in a spin-off transaction, shares of the company being spun off are distributed, not exchanged. Supplementally tell us what securities are being exchanged, and make all necessary revisions to clarify your disclosure of this spin-off transaction.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Other

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ms. Kristin Shifflett, Staff Accountant, at
(202) 824-5089, if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
942-1995 with any other questions.


Sincerely,




      David R. Humphrey
							Accounting Branch Chief



cc:  Mr. Jim Morin [(949) 608-7329]
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March 10, 2005
Dr. Nataliya Hearn
Element 21 Golf Company
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